April 30, 2010

BY FACSIMILE AND EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Attention:	Geoffrey Kruczek
	Re:	Douglas Dynamics, Inc. Common Stock Registration Statement on Form S-1 (File No. 333-164590)

Dear Ladies and Gentlemen:

        As the several Underwriters, we hereby join in the request of Douglas Dynamics, Inc., pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 3:00 p.m. Eastern Time, on May 3, 2010, or as soon thereafter as possible.

        Pursuant to Rule 460 of the Securities Act of 1933, as amended, we wish to advise you that the undersigned have effected, during the period from April 20, 2010 through the date hereof, the distribution of approximately 2,010 copies of the Preliminary Prospectus dated April 20, 2010 to the Underwriters, institutional investors, dealers and others.

        The undersigned confirm that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended, in connection with the above-described offering.

Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Very truly yours,
CREDIT SUISSE SECURITIES (USA) LLC
By:	/s/ KENT SAVAGIAN Name: Kent Savagian Title: Director

Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Very truly yours,
OPPENHEIMER & CO. INC.
By:	/s/ PAUL S. PARHAR Name: Paul S. Parhar Title: Managing Director

Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Very truly yours,
PIPER JAFFRAY & CO.
By:	/s/ JOEL SCHNEIDER Name: Joel Schneider Title: MD-ECM

Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Very truly yours,
ROBERT W. BAIRD & CO. INCORPORATED
By:	/s/ JOE PACKEE Name: Joe Packee Title: Director